Exhibit 99.1(d)

APPENDIX D
FORM OF REGISTRATION RIGHTS AGREEMENT AMENDMENT

AMENDMENT NO. 2 TO REGISTRATION RIGHTS’ AGREEMENT

This AMENDMENT NO. 2 TO REGISTRATION RIGHTS’ AGREEMENT (this “Amendment”) is entered into as of the      day of               , 2014, by and among LUMENIS LTD., a company incorporated under the laws of the State of Israel, with an address at Yokneam Industrial Park, P.O.B. 240, Yokneam 20692, Israel (the “Company”) and the entities whose names are listed on Schedule 1 attached hereto (each a “Holder” and collectively, the “Holders”).

WHEREAS, the Holders, the Company, Bank Hapoalim B.M., Agate Medical Investments (Cayman) L.P. and Agate Medical Investments L.P. are parties to that certain Registration Rights' Agreement, dated December 5, 2006 (the “Agreement”), as amended by Amendment No. 1 to Registration Rights’ Agreement, dated as of June 25, 2009 (“Amendment No. 1”) (capitalized terms appearing herein that are not otherwise defined shall have the respective meanings assigned thereto in the Agreement, as amended to date);

WHEREAS, the Company and the Holders desire to amend the Agreement, as amended, in accordance with the terms and conditions contained herein, and the Holders executing this Amendment constitute, under Section 14.2 of the Agreement, a sufficient majority in order to validly amend the Agreement as set forth herein.

NOW, THEREFORE, in consideration of the mutual agreements, covenants and other promises set forth herein, the mutual benefits to be gained by the performance thereof, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, the parties hereby agree as follows:

1.	(a) Section 1.1 of the Agreement is hereby amended so as to amend and restate, in its entirety, the definition of “Bank Option Agreement” as follows:

““Bank Option Agreement” shall mean the Warrant to Purchase Ordinary Shares (and/or Ordinary B Shares, due to the Ordinary B Share Recapitalization and any future Ordinary B Conversion) of the Company granted by the Company to the Bank, dated as of the Closing of the Purchase Agreement, as may be amended from time to time.”

(b) Existing Sections 1.9 through 1.13 of the Agreement shall be renumbered Sections 1.11 through 1.15 (respectively), and the following shall be added in as new Sections 1.9 and 1.10:

“1.9. “Ordinary B Conversion” means the conversion of Ordinary Shares into, or reclassification of Ordinary Shares as (as shall be determined by the Board), Ordinary B Shares pursuant to the provisions of Article 6 of the Company’s articles of association, as amended from time to time.”

“1.10. “Ordinary B Share Recapitalization” means the issuance by the Company to its shareholders of Ordinary B Shares (by way of stock dividend, or reclassification or conversion of Ordinary Shares), effected by the Company immediately prior to the listing of its Ordinary B Shares on the NASDAQ Stock Market or such other securities exchange determined by the Board.”

(c) The existing Section 1.12 of the Agreement is hereby amended so as to amend and restate, in its entirety, the definition of “Registrable Securities” as follows:

“ “Registrable Securities” means (i) in case of the Investors, any Ordinary B Shares distributed pursuant to the Ordinary B Share Recapitalization or issued upon an Ordinary B Conversion, in each case with respect to Ordinary Shares purchased by or issued to the Investors pursuant to: (A) the Purchase Agreement (including Ordinary B Shares issued or issuable upon exercise or conversion of securities, including warrants, convertible into or exercisable for Ordinary B Shares as well as any Ordinary B Shares issued or issuable as indemnity and/or pursuant to adjustment provisions under the Purchase Agreement); and (B) those certain Purchase Agreements, dated June 21, 2009 by and among the Company and the Investors signatory thereto (the “2009 Purchase Agreements”) (including Ordinary B Shares issued or issuable upon exercise or conversion of securities, including warrants, convertible into or exercisable for Ordinary B Shares issued under the 2009 Purchase Agreements), (ii) in case of the Bank, Ordinary B Shares issued or issuable upon exercise of the option granted under the Bank Option Agreement (due to the operation of the Ordinary B Share Recapitalization or due to an Ordinary B Conversion), and (iii) in each of clauses (i) or (ii), together with any and all securities issued or issuable with respect to the securities described in clauses (i) and (ii) above, respectively, upon any stock split, stock dividend or the like, or into which such Ordinary B Shares have been or may be converted to or exchanged into in connection with any merger, consolidation, reclassification, recapitalization or similar event; in each case, until their effective registration under the Securities Act and their resale in accordance with the registration statement in which such Registrable Securities are included or until their sale in the open market pursuant to Rule 144.”

2.
The Agreement is hereby amended so as to delete each appearance of the term “Ordinary Share” or “Ordinary Shares” (except for appearances of those terms included in the amended definitions of “Bank Option Agreement,” “Ordinary B Conversion,” “Ordinary B Share Recapitalization” and “Registrable Securities” that are set forth in the amended versions of Sections 1.1, 1.9, 1.10 and 1.12 of the Agreement (which appear in Sections 1(a) , 1(b)  and 1(c) of this Amendment above)) and replace such terms with “Ordinary B Share” and “Ordinary B Shares”, respectively.

3.	Section 2.3.2 of the Agreement is hereby amended and restated in its entirety to read as follows:

“2.3.2.  During the period starting with the date of filing of, and ending on the date one hundred eighty (180) days following the effective date of a registration statement pertaining to the Company’s securities (but other than registration relating solely to employee benefit plans on Form S-8 or similar forms that may be promulgated in the future, or a registration relating solely to a SEC Rule 145 transaction on Form F-4 or similar forms that may be promulgated in the future); provided that the Company makes reasonable good faith efforts to cause such registration statement pertaining to the Company’s securities to become effective; and provided further, that such 180 day period shall terminate upon the earlier release by the underwriters for an offering that is effected pursuant to such registration statement, of any Holders that are party to a lock-up agreement related to such offering, from the restrictions imposed by such lock-up agreement.”

4.	Sections 2.3.5 and 4.2.4 of the Agreement are hereby amended and restated in their respective entireties to read as follows:

“2.3.5.  If the Company shall furnish to Holders requesting a registration statement pursuant to this Section 2, an officer’s a certificate signed by order of the Board stating that in the good faith judgment of the Board, it would be seriously detrimental to the Company and its shareholders for such registration statement to be effected at such time, in which event the Company shall have the right to defer such filing; provided that the right to delay such requests by Holders shall be exercised by the Company for aggregate periods of not more than ninety (90) days after receipt of requests by Initiating Holders in any twelve (12) month period.”

“4.2.4.  If the Company shall furnish to the Holders requesting a registration statement pursuant to this Section 4, an officer’s certificate signed by order of the Board stating that in the good faith judgment of the Board, it would be seriously detrimental to the Company and its shareholders for such Shelf Registration Statement to be effected at such time, in which event the Company shall have the right to defer the filing of the Shelf Registration Statement; provided, that the right to delay such requests shall be exercised by the Company for aggregate periods of not more than ninety (90) days in any twelve (12) month period after receipt of requests of Holder(s) under this Section 4; or”

5.	Section 3.2.1 of the Agreement is hereby amended so as to delete, in its entirety, the following sentence, which appears at the end of Section 3.2.1:

“If any Holder disapproves of the terms of any such underwriting, such Holder may elect to withdraw therefrom by written notice to the Company and the underwriter, delivered no later than five (5) business days after the date on which the material terms of such underwriting are agreed upon and made known to the Holder in writing.”

6.	Section 3.2.2 of the Agreement is hereby amended so as to delete, in its entirety, the following phrase, which appears at the end of the first sentence of Section 3.2.2:

“provided however, that the number of Registrable Securities to be included in such underwriting and registration shall not be below twenty five percent (25%) of the total amount of shares included in such registration.”

7.	Section 4.3.1 of the Agreement is hereby amended and restated in its entirety to read as follows:

“4.3.1. In addition to any suspension rights under subsection 4.3.2 below, upon the happening of any pending corporate development, public filing with the SEC or similar event, that, in the judgment of the Company’s Board, renders it advisable to suspend the use of the Prospectus or upon the request by an underwriter in connection with an underwritten public offering of the Company’s securities, the Company may, on any number of occasions within a twelve-month period, for not more than ninety (90) days in the aggregate during such twelve-month period, suspend use of the Prospectus, on written notice to each Holder (which notice will not disclose the content of any material non-public information and will indicate the date of the beginning and end of the intended period of suspension, if known), in which case each Holder shall discontinue disposition of Registrable Securities covered by the registration statement or Prospectus until copies of a supplemented or amended Prospectus are distributed to the Holders or until the Holders are advised in writing by the Company that sales of Registrable Securities under the applicable Prospectus may be resumed and have received copies of any additional or supplemental filings that are incorporated or deemed incorporated by reference in any such Prospectus. The suspension and notice thereof described in this Section 4.3 shall be held by each Holder in strictest confidence and shall not be disclosed by such Holder.”

8.
Section 4.3.2 of the Agreement is hereby amended so as to delete, in its entirety, the following portion of that Section, which begins with the fourth sentence of Section 4.3.2 and continues through the end of that Section:

“If a Holder shall be prohibited from selling Registrable Securities under the Shelf Registration Statement as a result of a Suspension of more than thirty (30) consecutive days or sixty (60) days in any 12-month period, then for each day on which a Suspension is in effect that exceeds the maximum allowed period for a Suspension or Suspensions, but not including any day on which a Suspension is lifted, the Company shall pay such Holder, as liquidated damages and not as a penalty, an amount equal to $0.00003 per share included in such Shelf Registration Statement which has not been sold by such Holder (subject to adjustment in the event of a stock split, stock dividend, combination and the like) for each such day, and such payment shall be made no later than the first business day of the calendar month next succeeding the month in which such day occurs. For purposes of this Section 4.3.2, a Suspension shall be deemed lifted on the date that notice that the Suspension has been lifted is delivered to the Holder. Any payments made pursuant to this Section 4.4 shall not preclude the Holder from pursuing any equitable remedy for such events. Notwithstanding the foregoing provisions, in no event shall the Company be obligated to pay any liquidated damages pursuant to this Section 4.3.2 (i) to more than one Holder in respect of the same Registrable Securities for the same period of time, or (ii) in an aggregate amount greater than 10% of the aggregate amount invested by the Investors pursuant to the Purchase Agreement. The payment of any liquidated damages shall be made to the Holder in cash.”

9.	Section 5.11 of the Agreement is hereby amended and restated in its entirety to read as follows:

“5.11. In connection with the preparation and filing of each registration statement registering Registrable Securities under the Securities Act (other than a “piggyback” registration effected pursuant to Section 3 of this Agreement), and before filing any such registration statement or any other document in connection therewith (other than for a “piggyback” registration effected pursuant to Section 3 of this Agreement), give the participating Holders of Registrable Securities and their underwriters, if any, and their respective counsel and accountants, the opportunity to (i) review any such registration statement, each prospectus included therein or filed with the SEC, each amendment thereof or supplement thereto and any related underwriting agreement, or other document to be filed, and (ii) provide comments to such documents if necessary to cause the description of such Holders of Registrable Securities to be accurate.”

10.
Survival of Provisions. Except as otherwise amended and modified hereby, which amendments shall have effect on the entire Agreement, as amended heretofore, the provisions of the Agreement (as amended heretofore) shall remain in full force and effect.

11.	Entire Agreement. This Amendment shall be deemed for all intents and purposes as an integral part of the Agreement.

12.
Governing Law; Venue.  This Amendment shall be governed by and construed under the laws of the State of Israel, without regard to the conflicts of law principles of such State. The parties hereto irrevocably submit to the exclusive jurisdiction of the competent courts located in Tel Aviv-Jaffa in respect of any dispute or matter arising out of or connected with this Amendment.

13.
Counterparts. This Amendment may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart and that signatures may be provided by facsimile transmission.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the parties have duly signed this Amendment No. 2 to Registration Rights’ Agreement as of the date first written above.

COMPANY:

LUMENIS LTD.

By:
Name:
Title:

IN WITNESS WHEREOF, the parties have duly signed this Amendment No. 2 to Registration Rights’ Agreement as of the date first written above.

HOLDERS:

XT HI-TECH INVESTMENTS (1992) LTD.

By:
Name:
Title:

IN WITNESS WHEREOF, the parties have duly signed this Amendment No. 2 to Registration Rights’ Agreement as of the date first written above.

VIOLA-LM PARTNERS L.P.

By: L.M. (GP) L.P., its managing general partner

By: LM (GP) Company Ltd., its general partner

By:
Name:
Title:	Authorized signatory

Name:
Title:	Authorized signatory

Schedule 1

Schedule of Holders

Viola-LM Partners L.P.

XT Hi-Tech Investments (1992) Ltd.